111 West Monroe Street

Chicago, IL 60603

T 312.845.3431

galinski@chapman.com

June 25, 2018

First Trust High Income Long/Short Fund

120 East Liberty Street

Wheaton, IL 60187

Re: Federal Income Tax Consequences of Merger of
First Trust Strategic High Income Fund II with and into a wholly-owned subsidiary of First Trust High Income Long/Short Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with merger of First Trust Strategic High Income Fund II, a Massachusetts business trust (the “Target Fund”) with and into Liberty Street Merger Sub II, LLC, a Massachusetts limited liability company (the “Merger Sub”), a wholly-owned subsidiary of First Trust High Income Long/Short Fund, a Massachusetts business trust (the “Acquiring Fund”), in exchange for Acquiring Fund Shares, pursuant to the Agreement and Plan of Merger (the “Agreement”) dated as of June 13, 2018, (the contemplated transaction in its entirety being hereinafter referred to as the “Merger”). Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

We have acted as special counsel to the Target Fund in connection with the Merger. We are providing our opinion regarding certain federal income tax consequences of the Merger for inclusion in the Registration Statement on Form N-14 of the Acquiring Fund, being filed on the date hereof with the Securities and Exchange Commission. We hereby consent to the filing of this opinion as Exhibit 12 to the Registration Statement and to the reference to us in the section captioned “Introduction - C. Information About the Merger – Federal Income Tax Consequences” therein. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulation of the Securities and Exchange Commission thereunder.

June 25, 2018

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Merger.

In rendering this opinion, we are relying upon the representations and warranties made by the Target Fund and the Acquiring Fund in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

(a) The Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Merger.

(b) No gain or loss will be recognized by the Acquiring Fund or the Merger Sub upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub.

(c) No gain or loss will be recognized by the Target Fund upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws.

(d) No gain or loss will be recognized by the Target Fund Shareholders upon the conversion of their Target Fund Shares solely into Acquiring Fund Shares in the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub, except to the extent the Target Fund Shareholders receive cash pursuant to the Merger.

June 25, 2018

(e) The aggregate basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Merger (including any fractional Acquiring Fund Share to which a Target Fund Shareholder would be entitled) will be the same as the aggregate basis of the Target Fund Shares that were converted into such Acquiring Fund Shares. The holding period of the Acquiring Fund Shares received by each Target Fund Shareholder (including any fractional Acquiring Fund Share to which a shareholder would be entitled) will include the period during which the Target Fund Shares that were converted into such Acquiring Fund Shares were held by such shareholder, provided such Target Fund Shares are held as capital assets at the time of the Merger.

(f) Other than to the extent assets were sold or purchased pursuant to the Agreement, the basis of the Target Fund’s assets received by the Merger Sub in the Merger will be the same as the basis of such assets in the hands of the Target Fund immediately before the Merger. Other than to the extent assets were sold or purchased pursuant to the Agreement, the holding period of the assets of the Target Fund received by the Merger Sub in the Merger will include the period during which those assets were held by the Target Fund.

(g) The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no opinion as to (1) the effect of the Merger on the Target Fund, the Acquiring Fund or any Target Fund Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year (or on the termination thereof) or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain Target Fund Shareholders may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Merger to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Merger and is being furnished to you for that purpose. The opinion may be relied upon by Target Fund Shareholders and Acquiring Fund Shareholders.

June 25, 2018

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Merger that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,

/s/ Chapman and Cutler LLP

Chapman and Cutler LLP